EXHIBIT 99.1

THOMSON REUTERS CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis is designed to provide you with a narrative explanation through the eyes of our management of our financial condition and results of operations. We recommend that you read this in conjunction with our interim financial statements for the three and six months ended June 30, 2013, our 2012 annual financial statements and our 2012 annual management’s discussion and analysis. This management’s discussion and analysis is dated as of July 29, 2013.

About Thomson Reuters - We are the leading source of intelligent information for businesses and professionals. We combine industry expertise with innovative technology to deliver critical information to leading decision-makers. Through approximately 60,000 employees in over 100 countries, we deliver this must-have insight to the financial and risk, legal, tax and accounting, intellectual property and science and media markets, powered by the world’s most trusted news organization.

We derive the majority of our revenues from selling electronic content and services to professionals, primarily on a subscription basis. Over the years, this has proven to be capital efficient and cash flow generative, and it has enabled us to maintain leading and scalable positions in our chosen markets. Within each of the market segments that we serve, we bring in-depth understanding of our customers’ needs, flexible technology platforms, proprietary content and scale. We believe our ability to embed our solutions into customers’ workflows is a significant competitive advantage as it leads to strong customer retention.

Contents - We have organized our management’s discussion and analysis in the following key sections:

•	Overview – a brief discussion of our business;

•	Results of Operations – a comparison of our current and prior period results;

•	Liquidity and Capital Resources – a discussion of our cash flow and debt;

•	Outlook – our current financial outlook for 2013;

•	Related Party Transactions – a discussion of transactions with our principal and controlling shareholder, The Woodbridge Company Limited (Woodbridge), and others;

•	Subsequent Events – a discussion of material events occurring after June 30, 2013 and through the date of this management’s discussion and analysis;

•	Changes in Accounting Policies – a discussion of changes in our accounting policies and recent accounting pronouncements;

•	Critical Accounting Estimates and Judgments – a discussion of critical estimates and judgments made by our management in applying accounting policies;

•	Additional Information – other required disclosures; and

•	Appendices – supplemental information and discussion.

We prepare our financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This management’s discussion and analysis also includes certain non-IFRS financial measures which we use as supplemental indicators of our operating performance and financial position and for internal planning purposes.

References in this discussion to “$” and “US$” are to U.S. dollars and references to “C$” are to Canadian dollars. In addition, “bp” means “basis points” and “na” and “n/m” refer to “not applicable” and “not meaningful”, respectively. Unless otherwise indicated or the context otherwise requires, references in this discussion to “we,” “our,” “us” and “Thomson Reuters” are to Thomson Reuters Corporation and our subsidiaries.

Forward-looking statements - This management's discussion and analysis also contains forward-looking statements, which are subject to risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. Forward-looking statements include, but are not limited to, our expectations regarding:

•	General economic conditions and market trends and their anticipated effects on our business;

•	Our 2013 financial outlook;

•	Investments that we have made and plan to make and the timing for businesses that we expect to sell; and

•	Our liquidity and capital resources available to us to fund our ongoing operations, investments and returns to shareholders.

For additional information related to forward-looking statements and material risks associated with them, refer to the section of this management’s discussion and analysis entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

OVERVIEW

KEY HIGHLIGHTS

Our second quarter performance was consistent with full-year expectations. We are pleased with the progress that we continue to make despite challenging market conditions, particularly in the banking and legal sectors.

In the second quarter of 2013, revenues from ongoing businesses increased 2% before currency(1). This performance reflected 6% combined growth from our Legal, Tax & Accounting and Intellectual Property & Science businesses, which was partially offset by a 1% decline in Financial & Risk’s revenues. The 2% increase in revenues from ongoing businesses before currency reflected a 3% contribution from acquisitions, which was offset by a 1% decline in existing businesses.

•
Financial & Risk’s revenues decreased 1%. As we have previously stated, we do not believe that Financial & Risk will achieve revenue improvement in 2013 compared to 2012, due to the subscription nature of its business and the lag effect of negative net sales from 2012. The revenue decrease reflected a 2% contribution from acquisitions which was offset by a 3% decline in existing businesses. Although Financial & Risk’s overall net sales remained negative in the second quarter, the trend continues to improve driven by an increase in Eikon users. The business also continued to make tangible progress to reduce its cost structure.

•
Legal’s revenues rose 5% primarily driven by a 4% contribution from acquisitions, notably Practical Law Company (PLC). Revenues from existing businesses grew 1%, as 2% subscription revenue growth was offset by a 7% decline in print revenues.

•
Tax & Accounting revenues increased 7%, of which 3% was from existing businesses.  The increase was driven by continued growth in subscription revenues and strong performance across all of Tax & Accounting’s business segments, except for Government.

	•	Intellectual Property & Science revenues increased 9% due to a 10% contribution from acquisitions, while revenues from existing businesses declined 1% due to the timing of several contracts.

•
Our Global Growth & Operations (GGO) unit, which works across our businesses to combine our global capabilities, increased revenues 14%, of which 7% was from existing businesses. On an annualized basis, GGO comprises about $1 billion of our company’s total revenues.

Despite a 1% revenue decline from existing businesses, adjusted EBITDA(1) increased 3% and the related margin was up 40bp to 27.6%, reflecting our ongoing cost reduction efforts. Underlying operating profit(1) increased slightly, but the related margin declined 10bp due to higher depreciation and amortization expense. Adjusted EPS(1) was unchanged at $0.48 per share, as higher depreciation and amortization and interest expense were offset by an improvement in adjusted EBITDA and a lower tax rate.

On July 30, 2013, we reaffirmed our 2013 full-year business outlook that we originally communicated in February. For 2013, we continue to expect low single digit revenue growth(1), underlying operating profit margin(1) between 16.5% and 17.5%, adjusted EBITDA margin(1) between 26% and 27% and free cash flow(1) between $1.7 billion and $1.8 billion. Additional information is provided in the “Outlook” section of this management’s discussion and analysis.

We remain focused on achieving our key priorities for 2013, which are:

	•	Driving for growth organically as well as through tactical acquisitions, including by shifting more of our revenue mix and investments to higher growth businesses and geographic areas;

	•	Focusing on streamlining our costs and increasing free cash flow through improvements to our infrastructure; and

	•	Simplifying our systems and processes across the organization.

(1)	Refer to Appendix A for additional information on non-IFRS financial measures.

OUR ORGANIZATIONAL STRUCTURE

Our company is organized as a group of strategic business units: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science, supported by a corporate center. We believe this structure allows us to best meet the complex demands of our customers, capture growth opportunities and achieve efficiencies. We also operate a Global Growth & Operations (GGO) organization which works across our business units to identify opportunities in faster growing geographic areas. We do not report GGO as a separate business unit, but rather include its results within our strategic business units. Our Reuters News business is managed at our corporate center.

SEASONALITY

Our revenues and operating profits on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profits.

USE OF NON-IFRS FINANCIAL MEASURES

In addition to our results reported in accordance with IFRS, we use certain non-IFRS financial measures as supplemental indicators of our operating performance and financial position and for internal planning purposes. These non-IFRS financial measures include:

•	Revenues from ongoing businesses;

•	Revenues at constant currency (before currency or revenues excluding the effects of foreign currency);

•	Underlying operating profit and the related margin;

•	Adjusted EBITDA and the related margin;

•	Adjusted EBITDA less capital expenditures and the related margin;

•	Adjusted earnings and adjusted earnings per share;

•	Net debt;

•	Free cash flow; and

•	Free cash flow from ongoing businesses.

We report non-IFRS financial measures as we believe their use provides more insight into and understanding of our performance. Refer to Appendix A of this management’s discussion and analysis for a description of our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance, including our ability to generate cash flow. Refer to the sections of this management’s discussion and analysis entitled “Results of Operations”, “Liquidity and Capital Resources” and Appendix B for reconciliations of these non-IFRS financial measures to the most directly comparable IFRS financial measures.

RESULTS OF OPERATIONS

BASIS OF PRESENTATION

Within this management’s discussion and analysis, we discuss our results of operations on both an IFRS and non-IFRS basis. Both bases exclude discontinued operations and include the performance of acquired businesses from the date of purchase. Prior period amounts have been restated to reflect the retrospective application of amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements. See note 2 of our interim financial statements for the three and six months ended June 30, 2013 for information regarding changes in accounting policies.

Consolidated results

We discuss our consolidated results from continuing operations on an IFRS basis, as reported in our income statement. Additionally, we discuss our consolidated results on a non-IFRS basis using the measures described within the “Use of Non-IFRS Financial Measures” section. Among other adjustments, our non-IFRS revenue and profitability measures as well as free cash flow from ongoing businesses exclude Other Businesses, which is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification.

Segment results

We discuss the results of our four reportable segments as presented in our interim financial statements for the three and six months ended June 30, 2013: Financial & Risk, Legal, Tax & Accounting and Intellectual Property & Science.

We also provide information on “Corporate & Other” and “Other Businesses”. The items in these categories neither qualify as a component of another reportable segment nor as a separate reportable segment.

•	Corporate & Other includes expenses for corporate functions, certain share-based compensation costs and the Reuters News business, which is comprised of the Reuters News Agency and consumer publishing.

•	Other Businesses is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period as the composition of businesses changes due to the timing of completed divestitures.

Prior-period amounts have been reclassified to reflect the current presentation. Note 3 of our interim financial statements for the three and six months ended June 30, 2013 includes a reconciliation of results from our reportable segments to consolidated results as reported in our income statement.

In analyzing our revenues from ongoing businesses at both the consolidated and segment levels, we separately measure the effect of foreign currency changes. We separately measure both the revenue growth of existing businesses and the impact of acquired businesses on our revenue growth, on a constant currency basis.

CONSOLIDATED RESULTS

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2013	2012	Change		2013	2012	Change
IFRS Financial Measures
Revenues	3,163	3,272	(3%)		6,338	6,587	(4%)
Operating profit	597	1,297	(54%)		987	1,661	(41%)
Diluted earnings per share	$0.30	$1.08	(72%)		$0.26	$1.44	(82%)

Non-IFRS Financial Measures
Revenues from ongoing businesses	3,108	3,074	1%		6,205	6,146	1%
Adjusted EBITDA	858	836	3%		1,615	1,608	-
Adjusted EBITDA margin	27.6%	27.2%	40	bp	26.0%	26.2%	(20	)bp
Adjusted EBITDA less capital expenditures	670	635	6%		1,077	1,135	(5%)
Adjusted EBITDA less capital expenditures margin	21.6%	20.7%	90	bp	17.4%	18.5%	(110	)bp
Underlying operating profit	569	567	-		1,031	1,064	(3%)
Underlying operating profit margin	18.3%	18.4%	(10	)bp	16.6%	17.3%	(70	)bp
Adjusted earnings per share	$0.48	$0.48	-		$0.86	$0.87	(1%)

Foreign currency effects. With respect to the average foreign exchange rates that we use to report our results, the U.S. dollar strengthened against the British pound sterling and the Japanese yen, but weakened against the Euro in the second quarter of 2013 compared to the same period in 2012. Given our currency mix of revenues and expenses around the world, these fluctuations had a negative impact on our consolidated revenues in U.S. dollars and nominal impacts on our adjusted EBITDA and underlying operating profit margins.

Revenues.

	Three months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	3,108	3,074	(1%)	3%	2%	(1%)	1%
Other Businesses	55	198	n/m	n/m	n/m	n/m	n/m
Revenues	3,163	3,272	n/m	n/m	n/m	n/m	(3%)

	Six months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues from ongoing businesses	6,205	6,146	(1%)	3%	2%	(1%)	1%
Other Businesses	133	441	n/m	n/m	n/m	n/m	n/m
Revenues	6,338	6,587	n/m	n/m	n/m	n/m	(4%)

Revenues from ongoing businesses increased on a constant currency basis in both the three and six-month periods, led by our Legal, Tax & Accounting and Intellectual Property & Science segments, which increased 6% on a combined basis, partially offset by a 1% decline within our Financial & Risk segment. Acquisitions contributed to revenue growth across all segments in both periods. Revenues from existing businesses decreased primarily due to the lag effect of negative net sales over the last 12 months in our Financial & Risk segment and due to the timing of certain contracts in our Intellectual Property & Science segment.

Our GGO organization is focused on supporting our businesses in the following geographic areas: Latin America, China, India, the Middle East, Africa, the Association of Southeast Asian Nations/North Asia, Russia and countries comprising the Commonwealth of Independent States and Turkey. Revenues from these geographic areas represented approximately 9% of our revenues in the three and six-month periods and grew 14% on a constant currency basis (7% from existing businesses) in each period.

Operating profit, underlying operating profit, adjusted EBITDA and adjusted EBITDA less capital expenditures.

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change		2013	2012	Change
Operating profit	597	1,297	(54%)		987	1,661	(41%)
Adjustments to remove:
Amortization of other identifiable intangible assets	157	149			317	301
Fair value adjustments	(29)	(43)			(91)	(13)
Other operating gains, net	(136)	(798)			(130)	(820)
Operating profit from Other Businesses	(20)	(38)			(52)	(65)
Underlying operating profit	569	567	-		1,031	1,064	(3%)
Remove: depreciation and amortization of computer software (excluding Other Businesses)	289	269			584	544
Adjusted EBITDA(1)	858	836	3%		1,615	1,608	-
Remove: capital expenditures, less proceeds from disposals (excluding Other Businesses)	188	201			538	473
Adjusted EBITDA less capital expenditures(1)	670	635	6%		1,077	1,135	(5%)

Underlying operating profit margin	18.3%	18.4%	(10	)bp	16.6%	17.3%	(70	)bp
Adjusted EBITDA margin	27.6%	27.2%	40	bp	26.0%	26.2%	(20	)bp
Adjusted EBITDA less capital expenditures margin	21.6%	20.7%	90	bp	17.4%	18.5%	(110	)bp

(1)	See Appendix B for a reconciliation of earnings from continuing operations to adjusted EBITDA and adjusted EBITDA less capital expenditures.

Operating profit decreased in both periods primarily because of higher gains in the second quarter of 2012 related to the sale of our Healthcare business.

Adjusted EBITDA and the related margin for the three-month period increased due to lower expenses from the reduction of our cost structure. The decline in adjusted EBITDA margin for the six-month period reflected the impact of severance charges that we incurred in the first quarter of 2013. Underlying operating profit in both periods was further impacted by higher depreciation and amortization from recent product launches and newly acquired businesses, resulting in a decline to underlying operating margins in both periods and a decrease in underlying operating profit for the six-month period.

Adjusted EBITDA less capital expenditures increased during the three-month period due to the same factors as adjusted EBITDA, as well as lower capital expenditures. The decline in adjusted EBITDA less capital expenditures for the six-month period reflected the timing of capital expenditures related to a large multi-year software contract and severance charges, both of which were incurred in the first quarter of 2013.

In the first six months of 2013 and 2012, we incurred severance charges of $87 million and $43 million, respectively, primarily related to reducing our cost structure. Excluding these severance charges, adjusted EBITDA increased 3% and the related margin expanded 50bp, while underlying operating profit increased 1% and the related margin remained unchanged from the prior-year period. Severance charges did not have a material impact on our comparative quarterly performance.

Operating expenses.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Operating expenses	2,256	2,351	(4%)	4,580	4,891	(6%)
Adjustments to remove:
Fair value adjustments(1)	29	43		91	13
Other Businesses	(35)	(156)		(81)	(366)
Operating expenses, excluding fair value adjustments and Other Businesses	2,250	2,238	1%	4,590	4,538	1%

(1)	Fair value adjustments primarily represent non-cash accounting adjustments from the revaluation of embedded foreign exchange derivatives within certain customer contracts due to fluctuations in foreign exchange rates and mark-to-market adjustments from certain share-based awards.

Operating expenses, excluding fair value adjustments and Other Businesses, increased slightly in both periods. Lower expenses from the reduction of our cost structure and from currency mitigated increases associated with newly acquired businesses. The six-month periods ended June 30, 2013 and 2012, both included the severance charges described above, the majority of which were incurred in the first quarter of each year. In 2013, severance charges related primarily to our previously announced intention to reduce Financial & Risk’s workforce.

Depreciation and amortization.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Depreciation	101	108	(6%)	208	217	(4%)
Amortization of computer software	188	165	14%	376	337	12%
Subtotal	289	273	6%	584	554	5%
Amortization of other identifiable intangible assets	157	149	5%	317	301	5%

•	Depreciation and amortization of computer software on a combined basis increased in both periods reflecting investments in products such as Thomson Reuters Eikon, and amortization of assets from recently acquired businesses.

•	Amortization of other identifiable intangible assets increased in both periods due to amortization from newly-acquired assets which more than offset decreases from the completion of amortization for certain identifiable assets acquired in previous years.

Other operating gains, net.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Other operating gains, net	136	798	130	820

In the three and six months ended June 30, 2013, other operating gains, net, were primarily comprised of a $140 million gain from the sale of our Corporate Services business, which was partially offset by acquisition-related costs. The three and six-month periods ended June 30, 2012 included gains from the sale of our Healthcare and Portia businesses of approximately $785 million. The six-month period also included an approximately $40 million gain from the sale of our Trade and Risk Management business, which was sold in the first quarter of 2012.

Net interest expense.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Net interest expense	124	107	16%	239	236	1%

Interest expense for the three-month period increased as the 2012 period included a benefit attributable to a reduction of interest on certain tax liabilities which were reversed. Both periods in 2013 included additional interest associated with our May 2013 debt offering (see “Liquidity and Capital Resources - Cash Flow”). Over 90% of our long-term debt obligations pay interest at fixed rates (after swaps), so the balance of interest expense was relatively unchanged.

Other finance (costs) income.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Other finance (costs) income	(17)	(16)	(72)	14

Other finance (costs) income primarily included losses realized from changes in foreign currency exchange rates on certain intercompany funding arrangements, but also included gains or losses related to freestanding derivative instruments.

Share of post-tax earnings in equity method investments.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Share of post-tax earnings in equity method investments	9	12	19	15

In all periods, our share of post-tax earnings in equity method investments primarily included our joint venture in Omgeo, a provider of trade management services. See “Subsequent Events”. The six months ended June 30, 2012 included losses from other equity method investments.

Tax expense.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Tax expense	209	270	456	230

The comparability of our tax expense was impacted by various transactions and accounting adjustments during each period. Additionally, the tax expense in each period reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate, tax expense or benefit in interim periods is not necessarily indicative of tax expense for the full year.

In the three and six months ended June 30, 2013, we recorded tax charges of $161 million and $396 million, respectively, in conjunction with intercompany sales of certain technology and content assets between our wholly owned subsidiaries. These transactions are part of our continuing efforts to further consolidate the ownership and management of these assets. The intercompany gains that arose from these transactions were eliminated in consolidation. We recorded the tax charges with an offsetting deferred tax liability, as the majority of the tax is expected to be paid over the next seven years, in varying annual amounts, in conjunction with the repayment of interest-bearing notes that were issued as consideration in the transactions. We were not able to recognize deferred tax assets in the acquiring subsidiaries, principally because the tax basis is not deductible in those subsidiaries.

The following table sets forth significant components within income tax expense that impact comparability from period to period, including tax expense associated with items that are removed from adjusted earnings.

(Expense) benefit	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Discrete tax items:
Consolidation of technology and content assets(1)	(161)	-	(396)	-
Uncertain tax positions(2)	-	80	2	84
Corporate tax rates(3)	-	-	1	14
Other(4)	10	3	21	11
Subtotal	(151)	83	(372)	109

Tax related to:
Sale of businesses(5)	(15)	(238)	(23)	(184)
Operating profit of Other Businesses	(5)	(9)	(13)	(16)
Fair value adjustments	(14)	(14)	(23)	(6)
Other items	(2)	(2)	1	(2)
Subtotal	(36)	(263)	(58)	(208)
Total	(187)	(180)	(430)	(99)

(1)	Relates to the consolidation of the ownership and management of our technology and content assets.

(2)	Relates to the reversal of tax reserves in connection with favorable developments regarding tax disputes.

(3)	Relates to the reduction of deferred tax liabilities due to lower corporate tax rates that were substantively enacted in certain jurisdictions outside the U.S.

(4)	Primarily relates to the recognition of deferred tax benefits in connection with acquisitions and disposals.

(5)	In 2013, primarily relates to the sale of the Corporate Services business which was comprised of the Investor Relations, Public Relations and Multimedia Solutions businesses; in 2012, primarily relates to the sale of the Healthcare business and the Trade and Risk Management business.

Because the items described above impact the comparability of our tax expense for each period, we remove them from our calculation of adjusted earnings, along with the pre-tax items to which they relate. Accordingly, in our calculation of adjusted earnings for the three and six-month periods, we have removed the impact of the tax charges associated with the consolidation of technology and content assets. However, within our tax provision on adjusted earnings, we have fully expensed the portion of the tax charge that is payable in 2013 ($12 million) and amortized the remaining charges ($384 million) on a straight-line basis over the seven-year period in which the tax liabilities are expected to be paid. We believe this treatment more appropriately reflects our tax position because these tax charges are an actual tax expense that we will have to pay, but the majority of the charges are expected to be paid over seven years, in varying annual amounts. While we anticipate these transactions will be relatively neutral on a net cash tax basis over the near term, we expect that these transactions will produce ongoing tax benefits to more than offset the tax cost.

The computation of our adjusted tax expense is set forth below:

(Expense) benefit	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Tax expense	(209)	(270)	(456)	(230)
Remove: Items from above impacting comparability	187	180	430	99
Other adjustments:
Interim period effective tax rate normalization	19	46	12	52
Tax charge amortization(1)	(24)	-	(32)	-
Total tax expense on adjusted earnings	(27)	(44)	(46)	(79)

(1)	Relates to tax charges associated with the consolidation of the ownership and management of our technology and content assets. Both periods include a $12 million charge related to amounts payable in 2013 and amortization of the remaining cumulative tax charge of $384 million on a straight line basis over seven years, the period over which the tax is expected to be paid.

During the remainder of 2013, we expect to record additional tax charges in conjunction with the further consolidation of technology and content assets. The amount of the future tax charges is uncertain, pending the final valuation of the assets. However, based on current estimates, we expect the remaining 2013 tax charges to be in the range of $400 million to $600 million. Similar to the previous charges, we expect to pay the tax over seven years. We do not expect to incur significant charges for similar transactions beyond the end of 2013.

Net earnings and earnings per share.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except per share amounts)	2013	2012	Change	2013	2012	Change
Net earnings	262	915	(71%)	245	1,221	(80%)
Diluted earnings per share	$0.30	$1.08	(72%)	$0.26	$1.44	(82%)

Net earnings and the related per share amounts decreased in both periods primarily from lower gains on disposals of businesses. Both periods in 2013 also included tax charges associated with the further consolidation of the ownership and management of our technology and content assets.

Adjusted earnings and adjusted earnings per share.

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars, except per share amounts and share data)	2013	2012	Change	2013	2012	Change
Earnings attributable to common shareholders	248	902	(73%)	217	1,196	(82%)
Adjustments to remove:
Operating profit from Other Businesses	(20)	(38)		(52)	(65)
Fair value adjustments	(29)	(43)		(91)	(13)
Other operating gains, net	(136)	(798)		(130)	(820)
Other finance costs (income)	17	16		72	(14)
Share of post-tax earnings in equity method investments	(9)	(12)		(19)	(15)
Tax on above items	36	263		58	208
Discrete tax items(1)	151	(83)		372	(109)
Amortization of other identifiable intangible assets	157	149		317	301
Discontinued operations	(6)	1		(6)	3
Interim period effective tax rate normalization	19	46		12	52
Tax charge amortization(2)	(24)	-		(32)	-
Dividends declared on preference shares	(1)	(1)		(2)	(2)
Adjusted earnings	403	402	-	716	722	(1%)
Adjusted earnings per share (adjusted EPS)	$0.48	$0.48	-	$0.86	$0.87	(1%)
Diluted weighted-average common shares (millions)	832.5	830.7		831.5	830.5

(1)	See the “Tax expense” section above.

(2)	Reflects amortization of tax charges associated with the consolidation of technology and content assets. See the “Tax expense” section above.

In the three-month period, adjusted earnings and the related per share amounts were essentially unchanged as higher interest expense was offset by lower income taxes. In the six-month period, adjusted earnings and the related per share amounts decreased due to lower underlying operating profit, driven by severance charges, partly offset by lower income taxes. Foreign currency negatively impacted adjusted earnings per share for the six-month period by $0.03 compared to the prior year.

SEGMENT RESULTS

A discussion of the operating results of each of our reportable segments follows.

•	Results from the Reuters News business and Other Businesses are excluded from our reportable segments as they do not qualify as a component of our four reportable segments, nor as a separate reportable segment.
•	We use segment operating profit to measure the operating performance of our reportable segments.
o	The costs of centralized support services such as technology, news, real estate, accounting, procurement, legal, human resources and strategy are allocated to each segment based on usage or other applicable measures.
o	We define segment operating profit as operating profit before (i) amortization of other identifiable intangible assets; (ii) other operating gains and losses; (iii) certain asset impairment charges; and (iv) corporate-related items (including corporate expense and fair value adjustments). We use this measure because we do not consider these excluded items to be controllable operating activities for purposes of assessing the current performance of our reportable segments.
o	We also use segment operating profit margin, which we define as segment operating profit as a percentage of revenues.
o	Our definition of segment operating profit may not be comparable to that of other companies.
•	As a supplemental measure of segment operating performance, we add back depreciation and amortization of computer software to segment operating profit to arrive at each segment’s EBITDA and the related margin as a percentage of revenues. Refer to Appendix B for additional information.

Financial & Risk

	Three months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	616	662	(6%)	-	(6%)	(1%)	(7%)
Investors	534	545	(2%)	1%	(1%)	(1%)	(2%)
Marketplaces	451	434	(1%)	7%	6%	(2%)	4%
Governance, Risk & Compliance (GRC)	59	52	11%	2%	13%	-	13%
Revenues	1,660	1,693	(3%)	2%	(1%)	(1%)	(2%)
EBITDA	420	421					-
EBITDA margin	25.3%	24.9%					40	bp
Segment operating profit	260	273					(5%)
Segment operating profit margin	15.7%	16.1%					(40	)bp

	Six months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Trading	1,246	1,340	(6%)	-	(6%)	(1%)	(7%)
Investors	1,068	1,087	(1%)	-	(1%)	(1%)	(2%)
Marketplaces	907	876	(2%)	7%	5%	(1%)	4%
Governance, Risk & Compliance (GRC)	114	103	9%	2%	11%	-	11%
Revenues	3,335	3,406	(3%)	2%	(1%)	(1%)	(2%)
EBITDA	780	844					(8%)
EBITDA margin	23.4%	24.8%					(140	)bp
Segment operating profit	460	543					(15%)
Segment operating profit margin	13.8%	15.9%					(210	)bp

Revenues declined on a constant currency basis in both the three and six-month periods as growth from acquired businesses was more than offset by a decline in revenues from existing businesses, which reflected the lag effect of negative net sales over the last 12 months. The decline in Trading and Investors was partially offset by growth in Marketplaces and GRC.

Although net sales remained negative in the second quarter overall, we continue to see improvement and we expect the trend to continue over the balance of 2013 reflecting increased demand for Eikon, Elektron and other new products. The second quarter represented Financial & Risk’s lowest negative net sales performance since the third quarter of 2011 and was substantially better than both the first quarter of 2013 and the second quarter of 2012. All global regions reflected improvement in net sales. However, the headwinds facing the largest global banks, particularly in Europe, continue to dampen our progress and cause uncertainty for our Financial & Risk business. As such, it will be challenging for Financial & Risk to achieve positive net sales for the entirety of the second half of 2013.

Results by revenue type were:

•    Subscription revenues declined 3% in the three and six-month periods reflecting negative, but improving net sales. At the end of the second quarter of 2013, Thomson Reuters Eikon desktop users grew to nearly 61,000, which represented a 30% increase from the end of the first quarter.

•    Recoveries revenues (low-margin revenues that we collect and largely pass-through to a third party provider, such as stock exchange fees) decreased 4% in the three and six-month periods due to declines in desktops as well as third party providers continuing to move to direct billing of customers.

•    Transaction revenues increased 22% and 20% for the three and six-month periods, respectively, driven by the 2012 acquisition of FXall. Revenues from existing businesses grew 5% and 3% for the three and six-month periods, respectively, due to higher volumes at Tradeweb.

•    Outright revenues, which are primarily discrete sales of software and services, represented a small portion of Financial & Risk’s revenues and increased 2% in the three and six-month periods.

By geographic area, second quarter revenues from Europe, Middle East and Africa (EMEA) decreased 4%, Americas increased 3% due to the acquisition of FXall, partly offset by a 2% decline in existing businesses, and Asia decreased 2%, reflecting declines in Japan and Australia. For the six-month period, revenues decreased in EMEA and Asia, but increased in the Americas reflecting growth from acquired businesses.

The following provides additional information regarding Financial & Risk businesses on a constant currency basis:

•	Trading revenues decreased 6% in both periods, all from existing businesses, as desktop cancellations in Equities and Fixed Income associated with negative net sales over the past 12 months were partly offset by growth from Elektron Managed Services.

•	Investors revenues declined 1% in both periods, primarily from existing businesses. In the three-month period, 9% growth in Enterprise Content, driven by demand for pricing and reference data, was offset by a 4% decline in Investment Management. Revenues in the Banking and Research and Wealth Management businesses were essentially unchanged.

•	Marketplaces revenues increased 6% and 5% in the three and six-month periods, respectively, driven by the acquisition of FXall. Revenues from existing businesses decreased 1% in the second quarter as 5% growth at Tradeweb was more than offset by a revenue decline from desktop cancellations. Revenues from existing businesses decreased 2% in the six-month period and reflected the same dynamics as the second quarter.

•	GRC revenues increased 13% and 11% in the three month and six-month periods, respectively, due to strong sales growth and continued strong demand.

EBITDA was essentially unchanged and the margin increased 40bp during the second quarter as cost savings, including benefits from headcount reductions in the first quarter, offset the impact of lower revenues. The decline in segment operating profit and the related margin also reflected higher depreciation and amortization from new product investments and software amortization from acquired businesses. EBITDA, segment operating profit and the related margins declined during the six-month period reflecting lower revenues and severance charges, largely incurred in the first quarter, to streamline our cost structure. Excluding severance charges for the six months ended June 30, 2013 and 2012 of $68 million and $13 million, respectively, adjusted EBITDA decreased 1% and the related margin expanded 20bp, while underlying operating profit decreased 5% and the related margin declined 50bp from the prior-year period.

Legal

	Three months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	846	812	1%	4%	5%	(1%)	4%
EBITDA	326	319					2%
EBITDA margin	38.5%	39.3%					(80	)bp
Segment operating profit	255	251					2%
Segment operating profit margin	30.1%	30.9%					(80	)bp

	Six months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	1,640	1,583	-	4%	4%	-	4%
EBITDA	602	589					2%
EBITDA margin	36.7%	37.2%					(50	)bp
Segment operating profit	456	452					1%
Segment operating profit margin	27.8%	28.6%					(80	)bp

In the three-month period, revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses. In the six-month period, revenues increased on a constant currency basis due to acquisitions. Excluding U.S. print, revenues grew 8% and 6% for the three and six-month periods, respectively. The U.S. legal market remains challenging reflecting little growth in demand from law firms.

Results by revenue type were:

•    Subscription revenues increased 8% for the three and six-month periods, led by growth from the acquisition of Practical Law Company (PLC). Growth from existing businesses was 2% for the three and six-month periods reflecting the mix of a challenging core legal research market sector offset by expanding sales in our newer lines of business;

•    Transaction revenues in the three-month period increased 4%, primarily from existing businesses.  This reflected an improvement from a 7% decline in the first quarter due to timing of our software and services revenues. Revenues declined 1% (3% from existing businesses) for the six-month period; and

•    U.S. print revenues declined 7% and 5% for the three and six-month periods, respectively, as customers continued to cut discretionary spending. Print revenues are often impacted by seasonal factors and publication schedules relating to content availability.  In the third quarter, we anticipate that print revenues will decline about 10% compared to the third quarter of last year for these reasons. We expect print revenues in the fourth quarter and in the full year to decrease mid-single digits.

The following chart illustrates the growth dynamics and business mix in the Legal segment:

Results by line of business were:

•    U.S. Law Firm Solutions revenues (52% of segment revenues) increased 1% primarily from the PLC acquisition. Revenues from the Business of Law sub-segment increased 7%, while research-related revenues decreased 1%. Revenues for the six-month period were essentially unchanged and reflected the same drivers as the second quarter;

•    Corporate, Government & Academic revenues (25% of segment revenues) decreased 1% in the three-month period, reflecting a 5% decline in Government revenues primarily related to print cancellations as governments contend with cost pressures, partly offset by a 6%  increase in Corporate revenues.  Revenues increased 1% for the six-month period; and

•    Global revenues (23% of segment revenues) increased primarily from the acquisition of PLC. Revenues from existing businesses grew 4%, driven by growth in Latin America. Revenues grew 20% for the six-month period (3% from existing businesses).

EBITDA and segment operating profit both increased 2% for the three-month period and 2% and 1%, respectively, for the six-month period. EBITDA and segment operating profit margins declined for both periods, driven by lower revenues from our highly profitable print and research-related businesses and the dilutive impact of the PLC acquisition. For the full year, we expect the PLC acquisition to negatively impact Legal’s EBITDA and segment operating profit margins by slightly over 100bp.

Tax & Accounting

	Three months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	288	273	3%	4%	7%	(2%)	5%
EBITDA	87	79					10%
EBITDA margin	30.2%	28.9%					130	bp
Segment operating profit	57	51					12%
Segment operating profit margin	19.8%	18.7%					110	bp

	Six months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	605	572	4%	3%	7%	(1%)	6%
EBITDA	185	170					9%
EBITDA margin	30.6%	29.7%					90	bp
Segment operating profit	126	114					11%
Segment operating profit margin	20.8%	19.9%					90	bp

Revenues increased on a constant currency basis reflecting contributions from both existing and acquired businesses in the three and six-month periods. Revenue growth reflected the strength of Tax & Accounting’s product offerings and positive conditions in the global tax and accounting market sector. Subscription revenues, which comprise approximately 65% of our Tax & Accounting business, increased 9% and 10% during the three and six-month periods, respectively (6% increase from existing businesses for both periods).

Results by line of business were:

•    Professional revenues from small, medium and large accounting firms increased 13% and 9%, all from existing businesses, during the three and six-month periods, respectively;

•    Knowledge Solutions revenues increased 4% (3% from existing businesses) for the three-month period and 5% (4% from existing  businesses) for the six-month period primarily from growth in our U.S. Checkpoint business;

•    Corporate revenues increased 20% (9% from existing businesses) for the three-month period and 17% (9% from existing businesses) for the six-month period primarily from ONESOURCE software and services and strong growth in solutions revenues in Latin America; and

•    Government, which represents approximately 5% of Tax & Accounting revenues on an annual basis, continued to experience weak performance during the second quarter. Over the long term, we continue to believe this is an attractive market sector and that it will have less of a negative impact on the segment’s results going forward.

EBITDA, segment operating profit and the related margins increased due to higher revenues.

Tax & Accounting is a seasonal business with a significant percentage of its operating profit historically generated in the fourth quarter. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year margins are more reflective of the segment’s performance.

Intellectual Property & Science

	Three months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	234	216	(1%)	10%	9%	(1%)	8%
EBITDA	79	75					5%
EBITDA margin	33.8%	34.7%					(90	)bp
Segment operating profit	59	59					-
Segment operating profit margin	25.2%	27.3%					(210	)bp

	Six months ended June 30,		Percentage change:
(millions of U.S. dollars)	2013	2012	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues	467	425	1%	10%	11%	(1%)	10%
EBITDA	149	147					1%
EBITDA margin	31.9%	34.6%					(270	)bp
Segment operating profit	110	114					(4%)
Segment operating profit margin	23.6%	26.8%					(320	)bp

In both periods, revenues increased on a constant currency basis due to the 2012 acquisition of MarkMonitor. In the three-month period, subscription revenues, which represented approximately 76% of Intellectual Property & Science’s business, increased 12% due to MarkMonitor. Subscription revenues from existing businesses were unchanged due to delayed renewals in the Life Sciences business that are expected to close in the second half of this year. Transaction revenues from existing businesses in the three-month period declined due to lower IP Solutions Innovations revenues and the timing of discrete sales for the Web of Knowledge and Web of Science products. For the six-month period, subscription revenues increased 15% (3% from existing businesses) and transaction revenues increased 1% (2% decline from existing businesses).

Results by line of business were:

•    IP Solutions revenues grew 18% and 20% for the three and six-month periods, respectively, due to the acquisition of MarkMonitor. Revenues from existing businesses declined 2% for the three-month period and were essentially unchanged for the six-month period due to lower transactional revenues. The decline in the transactional revenues in the six-month period was mitigated by higher Asset Management and IP Services revenues;

•    Scientific & Scholarly Research revenues increased 2% and 3% for the three and six-month periods, respectively, all from existing businesses as higher Web of Knowledge subscription revenues were partly offset by lower transactional revenues due to timing of discrete sales; and

•    Life Sciences revenues were essentially unchanged for the three-month period and grew 1% during the six-month period. Both periods reflected the impact of delayed renewals.

For the three-month period, EBITDA increased, segment operating profit was unchanged and the related margins for both measures decreased largely from the expected dilutive effect of the MarkMonitor acquisition.

Quarterly revenue growth for Intellectual Property & Science can be uneven due to the impact of large sales in the Scientific & Scholarly Research business. Small movements in the timing of revenues and expenses can impact quarterly margins. Full-year revenues and margins are more reflective of the segment’s performance.

Corporate & Other

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues – Reuters News	82	83	163	165

Reuters News	1	(6)	(3)	(10)
Core corporate expenses	(63)	(61)	(118)	(149)
Total	(62)	(67)	(121)	(159)

Revenues from our Reuters News business were essentially unchanged in both the three and six-month periods, as an increase in Agency revenues, led by growth in the Americas, was offset by unfavorable foreign currency. Before currency, revenues from our Reuters News business increased 2% in both periods.

Core corporate expenses were essentially unchanged for the three-month period. Lower core corporate expenses for the six-month period primarily reflected a reduction in severance costs from the prior period.

Other Businesses

“Other Businesses” is an aggregation of businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. The results of Other Businesses are not comparable from period to period, as the composition of businesses changes as businesses are identified for sale or closure. Further fluctuations are caused by the timing of the sales or closures.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues	55	198	133	441
Operating profit	20	38	52	65

The most significant businesses in Other Businesses for the periods presented were:

Business	Status	Former segment	Description
Corporate Services	Sold – Q2 2013	Financial & Risk	A provider of tools and solutions that help companies communicate with investors and media
Healthcare	Sold – Q2 2012	Healthcare & Science	A provider of data analytics and performance benchmarking solutions and services to companies, government agencies and healthcare professionals
Trade and Risk Management	Sold – Q1 2012	Financial & Risk	A provider of risk management solutions to financial institutions, including banks, broker-dealers and hedge funds
Portia	Sold – Q2 2012	Financial & Risk	A provider of portfolio accounting and reporting applications
Property Tax Consulting	Sold – Q4 2012	Tax & Accounting	A provider of property tax outsourcing and compliance services in the U.S.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2013, we had a strong liquidity position with:

•	approximately $1.6 billion of cash on hand;

•	an undrawn $2.5 billion credit facility;

•	a $2.0 billion commercial paper program under which we issue short-term notes; and

•	average long-term debt maturity of approximately seven years with no significant concentration in any one year.

We expect to generate between $1.7 billion and $1.8 billion of free cash flow in 2013. See “Outlook” for additional information. We believe that cash on hand, cash provided by our operations, borrowings available under our credit facility, and our commercial paper program will be sufficient to fund our expected cash dividends, debt service, capital expenditures, acquisitions in the normal course of business and any opportunistic share repurchases in 2013. Net proceeds from the closing of our Corporate Services business and several smaller divestitures have also been a source of liquidity in 2013. During the second quarter of 2013, we sold $850 million of debt securities, demonstrating our access to global capital markets.

FINANCIAL POSITION

Our total assets were $32.4 billion at June 30, 2013 compared to $32.5 billion at December 31, 2012. Total assets decreased slightly due to the disposal of businesses, depreciation and amortization, partially offset by newly-acquired businesses and capital expenditures.

Additional information. As of June 30, 2013, the carrying amounts of our total current liabilities exceeded the carrying amounts of our total current assets principally because current liabilities include deferred revenue from the sale of information and services delivered electronically on a subscription basis, for which many customers pay in advance. The cash received from these advance payments is used to currently fund the operating, investing and financing activities of our business. However, for accounting purposes, these advance payments must be deferred and recognized over the term of the subscription. As such, we typically reflect a working capital deficiency in our balance sheet. In the ordinary course of business, deferred revenue does not represent a cash obligation, but rather an obligation to perform services or deliver products. Therefore, we believe that our negative working capital position as of June 30, 2013 was not indicative of a liquidity issue, but rather an outcome of the required accounting for our business model.

Net Debt(1)

	As at
(millions of U.S. dollars)	June 30, 2013	December 31, 2012
Current indebtedness	1,021	1,008
Long-term indebtedness	6,907	6,223
Total debt	7,928	7,231
Swaps	(96)	(242)
Total debt after swaps	7,832	6,989
Remove fair value adjustments for hedges	(45)	(54)
Total debt after hedging arrangements	7,787	6,935
Remove transaction costs and discounts included in the carrying value of debt	60	50
Less: cash and cash equivalents(2)	(1,613)	(1,283)
Net debt	6,234	5,702

(1)	Net debt is a non-IFRS financial measure, which we define in Appendix A.

(2)	Includes cash of $150 million and $148 million at June 30, 2013 and December 31, 2012, respectively, which was held in subsidiaries which have regulatory restrictions, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by our company.

The increase in our net debt was primarily due to cash used for acquisitions.

The maturity dates for our long-term debt are well balanced with no significant concentration in any one year. Our only scheduled maturities of long-term debt in 2013 are $750 million principal amount of 5.95% notes which were repaid in July 2013, and $250 million principal amount of 5.25% notes due in August 2013 (see “Subsequent Events”). We expect to use cash on hand as of June 30, 2013, which includes proceeds from our May 2013 debt issuance, to repay the debt maturing in the third quarter. At June 30, 2013, the average maturity of our long-term debt was approximately seven years at an average interest rate (after swaps) of less than 6%. Our commercial paper program also provides efficient and flexible short-term funding. At June 30, 2013, no amounts were outstanding under our commercial paper program.

Our cash and cash equivalents as of June 30, 2013 increased $330 million compared to the total as of December 31, 2012. See “Cash Flow” for additional information.

Additional information.

•	We monitor the financial strength of financial institutions with which we have banking and other commercial relationships, including those that hold our cash and cash equivalents as well as those which are counterparties to derivative financial instruments and other arrangements;

•	We expect to continue to have access to funds held by our subsidiaries outside the U.S. in a tax efficient manner to meet our liquidity requirements;

•	During the second quarter of 2013, we issued $850 million of long term debt; and

•	In the second quarter of 2013, we filed a new debt shelf prospectus in connection with the expiration of our existing prospectus (see “Cash Flow”).

Total Equity

(millions of U.S. dollars)
Balance at December 31, 2012	17,498
Net earnings	245
Share issuances	87
Effect of share-based compensation plans on contributed surplus	(27)
Dividends declared on common shares	(539)
Dividends declared on preference shares	(2)
Change in unrecognized net loss on cash flow hedges	20
Change in foreign currency translation adjustment	(369)
Net remeasurement gains on defined benefit pension plans, net of tax	154
Distributions to non-controlling interests	(20)
Balance at June 30, 2013	17,047

We returned approximately $0.5 billion to our shareholders through dividends in the six months ended June 30, 2013.

CASH FLOW

Our principal sources of liquidity are cash on hand, cash provided by our operations, our commercial paper program and our credit facility. In 2013, proceeds from the disposals of businesses are also a source of liquidity. From time to time, we also issue debt securities. Our principal uses of cash are for debt servicing costs, debt repayments, dividend payments, capital expenditures and acquisitions. Additionally, we have occasionally used cash to repurchase outstanding shares in open market transactions, though we have not repurchased any shares in 2013.

Summary of Statement of Cash Flow

	Three months ended June 30,			Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change	2013	2012	Change
Net cash provided by operating activities	904	855	49	1,020	1,122	(102)
Net cash provided by (used in) investing activities	33	1,161	(1,128)	(1,013)	1,346	(2,359)
Net cash provided by (used in) financing activities	259	(678)	937	340	(1,087)	1,427
Translation adjustments on cash and cash equivalents	(6)	(7)	1	(17)	(3)	(14)
Increase in cash and cash equivalents	1,190	1,331	(141)	330	1,378	(1,048)
Cash and cash equivalents at beginning of period	423	451	(28)	1,283	404	879
Cash and cash equivalents at end of period	1,613	1,782	(169)	1,613	1,782	(169)

Operating activities. The increase in net cash provided by operating activities in the three-month period reflected favorable working capital movements. The decrease in net cash provided by operating activities in the six-month period reflected declines in operating cash flows from Other Businesses, which were impacted by the timing of divestitures, and unfavorable working capital movements, which were partially offset by lower income tax payments. The prior-year period also included spending from our earlier Reuters integration program.

Investing activities. The decrease in net cash provided by investing activities for the three and six-month periods was principally attributable to higher proceeds from disposals of businesses in 2012. In both periods of 2012, investing activities included proceeds from the sales of our Healthcare and Portia businesses, while both periods of 2013 included the proceeds from the sale of our Corporate Services business. In the second quarter of 2013, investing activities included our acquisition of T.Global, a Brazilian provider of global trade management software and solutions within our Tax & Accounting segment. The six-month period of 2012 also included proceeds from the sale of our Trade and Risk Management business. Net cash used in investing activities for the six-month period in 2013 primarily related to our acquisition of PLC, a provider of practical legal know-how, current awareness and workflow solutions within the Legal segment. Capital expenditures in both periods were primarily directed at product and infrastructure technology, but were higher in the six-month period of 2013 partially due to payments related to a large multi-year software contract.

Financing activities. The increase in net cash provided by financing activities for the three and six-month periods was primarily attributable to the net proceeds from our May 2013 debt issuance, as well as to share repurchases in both periods of 2012 which did not recur in 2013. The six-month period of 2012 also reflected repayments of commercial paper. In both years, we continued to return cash to our shareholders primarily through dividends. Additional information about our debt, dividends and share repurchases is as follows:

•	Commercial paper program. Our $2.0 billion commercial paper program provides efficient and flexible short-term funding. We had no commercial paper borrowings outstanding at June 30, 2013. Issuances of commercial paper reached a peak of $0.5 billion during the six-month period of 2013.

•	Credit facility. In May 2013, we increased the size of our syndicated credit facility from $2.0 billion to $2.5 billion and extended the maturity date of the facility from August 2016 to May 2018. The facility may be used to provide liquidity for general corporate purposes (including to support our commercial paper program). In the first quarter of 2013, we borrowed and repaid $440 million under the credit facility. There were no outstanding borrowings at June 30, 2013.

We may request an extension of the maturity date under certain circumstances for up to two additional one-year periods, which the applicable lenders may accept or decline in their sole discretion. We may also request an increase, subject to approval by applicable lenders, in the lenders’ commitments up to a maximum amount of $3.0 billion.

Based on our current credit ratings, the cost of borrowing under the agreement is priced at LIBOR/EURIBOR plus 90 basis points. If our long-term debt rating were downgraded by Moody’s or Standard & Poor’s, the facility fee and borrowing costs may increase, although availability would be unaffected. Conversely, an upgrade in our ratings may reduce the facility fees and borrowing costs. We monitor the lenders that are party to our facility and believe they continue to be able to lend to us.

We guarantee borrowings by our subsidiaries under the credit facility. We must also maintain a ratio of net debt as of the last day of each fiscal quarter to EBITDA as defined in the credit agreement (earnings before interest, income taxes, depreciation and amortization and other modifications described in the credit agreement) for the last four quarters ended of not more than 4.5:1. We were in compliance with this covenant at June 30, 2013.

•	Long-term debt. In May 2013, we filed a new debt shelf prospectus allowing us to issue up to $3.0 billion principal amount of debt securities through June 2015. In the second quarter of 2013, we issued the following debt securities under the new prospectus:

Month/Year	Notes issued	Principal Amount (in millions)
May 2013	0.875% notes due 2016	US$500
May 2013	4.50% notes due 2043	US$350

We used the net proceeds of the debt offering for general corporate purposes, including to repay our US$750 million principal amount of 5.95% notes that matured in July 2013 (see “Subsequent Events”).

In the second quarter of 2013, in anticipation of future debt issuances, we entered into a forward starting interest rate swap to manage variability in future interest payments on our debt due to changes in benchmark interest rates. Under the swap, we will receive a floating rate of U.S. dollar interest and will pay a fixed rate of U.S. dollar interest on a 10-year term with a notional principal amount of $150 million.

•	Credit ratings. Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, a further deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to the debt markets or raise our borrowing rates.

The following table sets forth the credit ratings that we have received from rating agencies in respect of our outstanding securities as of the date of this management's discussion and analysis:

	Moody’s	Standard & Poor’s	DBRS Limited	Fitch
Long-term debt	Baa1	A-	A (low)	A-
Commercial paper	-	A-1 (low)	R-1 (low)	F2
Trend/Outlook	Stable	Negative	Stable	Stable

These credit ratings are not recommendations to purchase, hold, or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. We cannot assure you that our credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding our securities.

•	Dividends. In February 2013, our board of directors approved a $0.02 per share increase in the annualized dividend rate to $1.30 per common share. We paid the following dividends on our shares in the periods presented:

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Dividends declared	270	266	539	531
Dividends reinvested	(10)	(10)	(20)	(19)
Dividends paid	260	256	519	512

•	Share repurchases. We may buy back shares (and subsequently cancel them) from time to time as part of our capital strategy. In May 2013, we renewed our normal course issuer bid (NCIB) for an additional 12 months. Under the NCIB, we may repurchase up to 15 million common shares (representing less than 2% of our total outstanding shares) between May 22, 2013 and May 21, 2014 in open market transactions on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or other exchanges or alternative trading systems, if eligible, or by such other means as may be permitted by the TSX.

We did not repurchase any shares in the first six months of 2013, compared to 4,332,200 shares repurchased in the prior-year period. Decisions regarding any future repurchases will be based on market conditions, share price and other factors including opportunities to invest capital for growth.

Free cash flow and free cash flow from ongoing businesses.

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Net cash provided by operating activities	904	855	1,020	1,122
Capital expenditures, less proceeds from disposals	(188)	(207)	(538)	(487)
Other investing activities	17	10	21	20
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Free cash flow	732	657	501	653
Remove: Other Businesses	(49)	(59)	(42)	(113)
Free cash flow from ongoing businesses	683	598	459	540

Free cash flow and free cash flow from ongoing businesses increased during the three-month period due to higher cash from operating activities. In the six-month period, free cash flow decreased due to the elimination of operating cash flows from Other Businesses, the timing of divestitures and higher capital spending. Free cash flow from ongoing businesses in the six-month period also decreased, primarily reflecting higher capital spending. For the full year, we continue to expect that disposals will have a negative impact on our free cash flow of about $140 million.

OFF-BALANCE SHEET ARRANGEMENTS, COMMITMENTS AND CONTRACTUAL OBLIGATIONS

For a summary of our other off-balance sheet arrangements, commitments and contractual obligations please see our 2012 annual management’s discussion and analysis. There were no material changes to these arrangements, commitments and contractual obligations outside the ordinary course of business during the three months ended June 30, 2013.

CONTINGENCIES

Lawsuits and Legal Claims

We are engaged in various legal proceedings, claims, audits and investigations that have arisen in the ordinary course of business. These matters include, but are not limited to, intellectual property infringement claims, employment matters and commercial matters. The outcome of all of the matters against us is subject to future resolution, including the uncertainties of litigation. Based on information currently known to us and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such matters, individually or in the aggregate, will not have a material adverse impact on our financial condition taken as a whole.

Uncertain Tax Positions

We are subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. We maintain provisions for uncertain tax positions that we believe appropriately reflect our risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. We review the adequacy of these provisions at the end of the reporting period. It is possible that at some future date, liabilities in excess of our provisions could result from audits by, or litigation with, relevant taxing authorities. Management believes that such additional liabilities would not have a material adverse impact on our financial condition taken as a whole.

OUTLOOK

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Cautionary Note Concerning Factors That May Affect Future Results”.

We recently reaffirmed our business outlook for 2013 that was first communicated in February.

The following table sets forth our current 2013 financial outlook, the material assumptions related to our financial outlook and the material risks that may cause actual performance to differ materially from our current expectations.

Our 2013 outlook for revenues, adjusted EBITDA and underlying operating profit excludes the impact of foreign currency and previously announced businesses that have been or are expected to be exited through sale or closure. In addition, our 2013 outlook should be reviewed in connection with Appendix C (“Supplemental Financial Information”), which contains our restated 2012 full year results, and reflects the retrospective application of the amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements.

2013 Outlook	Material assumptions	Material risks
Revenues expected to grow low single digits
—   Improvement in net sales as the year progresses

—   Positive gross domestic product (GDP) growth in the countries where we operate, led by rapidly developing economies

—   Continued increase in the number of professionals around the world and their demand for high quality information and services

—   Continued operational improvement in the Financial & Risk business and the successful execution of ongoing product release programs, our globalization strategy and other growth initiatives

—   Uneven economic growth or recession across the markets we serve may result in reduced spending levels by our customers

—   Demand for our products and services could be reduced by changes in customer buying patterns, competitive pressures or our inability to execute on key product or customer support initiatives

—   Implementation of regulatory reform, including Dodd-Frank legislation and similar financial services laws around the world, may limit business opportunities for our customers, lowering their demand for our products and services

—   Uncertainty regarding the European sovereign debt crisis and the Euro currency could impact demand from our customers as well as their ability to pay us

—   Pressure on our customers, in developed markets in particular, to constrain the number of professionals employed due to regulatory and economic uncertainty

2013 Outlook	Material assumptions	Material risks
Adjusted EBITDA margin expected to be between 26% and 27%
—   Revenues expected to grow low single digits

—   Business mix continues to shift to higher-growth lower margin offerings

—   Realization of expected benefits from cost control and efficiency initiatives, specifically in our Financial & Risk business relative to reductions in workforce, platform consolidation and operational simplification

—   Refer to the risks above related to the revenue outlook

—   Revenues from higher margin businesses may be lower than expected

—   The costs of required investments exceed expectations or actual returns are below expectations

•    Acquisition and disposal activity may dilute margins

•    Cost control initiatives may cost more than expected, be delayed or may not produce the expected level of savings

Underlying operating profit margin expected to be between 16.5% and 17.5%
—   Adjusted EBITDA margin expected to be between 26% and 27%

—   Depreciation and amortization expense expected to represent approximately 9.5% of revenues

—   Capital expenditures expected to be approximately 8% of revenues
— Refer to the risks above related to adjusted EBITDA margin outlook — Capital expenditures may be higher than currently expected, resulting in higher in-period depreciation and amortization
Free cash flow is expected to be between $1.7 billion and $1.8 billion	— Revenues expected to grow low single digits — Adjusted EBITDA margin expected to be between 26% and 27% — Capital expenditures expected to be approximately 8% of revenues
—   Refer to the risks above related to the revenue outlook and adjusted EBITDA margin outlook

—   A weaker macroeconomic environment and unanticipated disruptions from new order-to-cash applications could negatively impact working capital performance

—   Capital expenditures may be higher than currently expected resulting in higher cash outflows

—   The timing of completing disposals of businesses may vary from our expectations resulting in actual free cash flow performance below our expectations

•   The timing and amount of tax payments to governments may differ from our expectations

•   We may decide to make a voluntary contribution to our defined benefit plans

Additionally, in 2013, we expect interest expense to be $470 million to $490 million, assuming no significant change in our level of indebtedness and inclusive of non-cash pension related interest charges of $60 million to $70 million, relating to a new accounting pronouncement. We expect our 2013 effective tax rate (as a percentage of post-amortization adjusted earnings) will be between 11% to 13%, assuming no material changes in current tax laws or treaties to which we are subject.

RELATED PARTY TRANSACTIONS

As of July 29, 2013, Woodbridge beneficially owned approximately 55% of our shares.

TRANSACTIONS WITH WOODBRIDGE

From time to time, in the normal course of business, we enter into transactions with Woodbridge and certain of its affiliates. These transactions involve providing and receiving product and service offerings, are negotiated at arm’s length on standard terms, including price, and are not significant to our results of operations or financial condition either individually or in the aggregate.

In May 2012, as part of our efforts to expand our mutual fund data and strategic research capabilities, we acquired a Canadian mutual fund database, fund fact sheet business and mutual fund and equity data feed business for approximately C$9 million from The Globe and Mail (The Globe), which is majority owned by Woodbridge. We paid approximately C$8 million in cash and issued a C$1 million promissory note to The Globe that will be due in May 2016. In connection with the acquisition, we licensed the acquired database to The Globe over a four year term, valued at approximately C$250,000 per year. The Globe issued four promissory notes to us, each for the value of the annual license. Amounts due each year under the notes issued by The Globe will be offset against the note issued by us. Our board of directors’ Corporate Governance Committee approved the transaction.

In the normal course of business, certain of our subsidiaries charge a Woodbridge owned company fees for various administrative services. In 2012, the total amount charged to Woodbridge for these services was approximately $112,000.

We purchase property and casualty insurance from third party insurers and retain the first $500,000 of each and every claim under the programs via our captive insurance subsidiaries. Woodbridge is included in these programs and pays us a premium commensurate with its exposures. Premiums relating to 2012 were $40,000, which would approximate the premium charged by a third party insurer for such coverage.

We maintained an agreement with Woodbridge until April 17, 2008 (the closing date of the Reuters acquisition) under which Woodbridge agreed to indemnify up to $100 million of liabilities incurred either by our current and former directors and officers or by our company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm’s length, commercial arrangement. We were required to pay Woodbridge an annual fee of $750,000, which was less than the premium that would have been paid for commercial insurance. In 2008, we replaced this agreement with a conventional insurance agreement. We are entitled to seek indemnification from Woodbridge for any claims arising from events prior to April 17, 2008, so long as the claims are made before April 17, 2014.

TRANSACTIONS WITH ASSOCIATES AND JOINT VENTURES

From time to time, we enter into transactions with our investments in associates and joint ventures. These transactions typically involve providing or receiving services and are entered into in the normal course of business and on an arm’s length basis.

We and The Depository Trust & Clearing Corporation (DTCC) each have a 50% interest in Omgeo, a provider of trade management services. Omgeo pays us for use of a facility and technology and other services which were valued at approximately $4 million for the six months ended June 30, 2013. See “Subsequent Events”.

We and Shin Nippon Hoki Shuppan K.K. each own 50% of Westlaw Japan K.K., a provider of legal information and solutions to the Japanese legal market. We provide the joint venture with technology and other services, which were valued at approximately $400,000 for the six months ended June 30, 2013.

In connection with the 2008 acquisition of Reuters, we assumed a lease agreement with 3XSQ Associates, an entity now owned by Thomson Reuters and Rudin Times Square Associates LLC that was formed to build and operate the 3 Times Square property and building in New York, New York that now serves as our corporate headquarters. We follow the equity method of accounting for our investment in 3XSQ Associates. The lease provides us with over 690,000 square feet of office space until 2021 and includes provisions to terminate portions early and various renewal options. Our costs under this lease arrangement for rent, taxes and other expenses were approximately $19 million for the six months ended June 30, 2013.

SUBSEQUENT EVENTS

REPAYMENT OF DEBT

In July 2013, we repaid US$750 million principal amount of 5.95% notes upon their maturity. The repayment was funded with cash on hand as of June 30, 2013, which included the net proceeds of our debt issuance that closed in May 2013.

PLANNED SALE OF 50% INTEREST IN OMGEO

In July 2013, we signed a definitive agreement to sell our 50% interest in Omgeo to DTCC. We expect to record a pre-tax gain on this transaction, which is expected to close in the third quarter of 2013.

CHANGES IN ACCOUNTING POLICIES

Please refer to the “Changes in Accounting Policies” section of our 2012 annual management’s discussion and analysis, which is contained in our 2012 annual report, as well as note 2 of our interim financial statements for the six months ended June 30, 2013, for information regarding changes in accounting policies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements requires management to make estimates and judgments about the future. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Please refer to the “Critical Accounting Estimates and Judgments” section of our 2012 annual management’s discussion and analysis, which is contained in our 2012 annual report, for additional information. Since the date of our 2012 annual management’s discussion and analysis, there have not been any significant changes to our critical accounting estimates and judgments.

ADDITIONAL INFORMATION

DISCLOSURE CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in applicable U.S. and Canadian securities law) as of the end of the period covered by this management’s discussion and analysis, have concluded that our disclosure controls and procedures are effective to ensure that all information that we are required to disclose in reports that we file or furnish under the U.S. Securities Exchange Act and applicable Canadian securities law is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and Canadian securities regulatory authorities and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In June 2013, we migrated to an integrated global human resources platform that simplified many of our employee management processes, provided global management tools and enhanced financial reporting and analysis. We are in the process of implementing a multi-year phased implementation of order-to-cash (OTC) applications and related workflow processes. Key elements of the OTC solutions are order management, billing, cash management and collections functionality. We expect to reduce the number of applications and to streamline processes across our organization through this initiative. We are also in the process of automating manual processes and updating workflows associated with intercompany revenue and cost allocation. We continue to modify the design and documentation of the related internal control processes and procedures as the implementations of these initiatives progresses.

Except as described above, there was no change in our internal control over financial reporting during the last fiscal quarter that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

SHARE CAPITAL

As of July 29, 2013, we had outstanding 829,719,790 common shares, 6,000,000 Series II preference shares, 10,842,678 stock options and a total of 8,071,206 time-based restricted share units and performance restricted share units. We have also issued a Thomson Reuters Founders Share which enables Thomson Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles.

PUBLIC SECURITIES FILINGS AND REGULATORY ANNOUNCEMENTS

You may access other information about our company, including our 2012 annual report (which contains information required in an annual information form) and our other disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC at www.sec.gov.

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

Certain statements in this management’s discussion and analysis, including, but not limited to statements regarding 2013 expectations in the ”Outlook” section, our expectations that we will record future tax charges in connection with the further consolidation of our technology and content assets, our expectations about net sales in the Financial & Risk segment through the end of 2013, our expectations that print revenues in the Legal segment will decline for the remainder of the year and regarding the potential dilutive impact of the PLC acquisition on the Legal segment’s 2013 margins, our expectations that the Tax & Accounting segment’s Government business will have less of a negative impact, and our expectations regarding renewals in our Intellectual Property & Science segment for the remainder of 2013, are forward-looking. The words “expect”, “target” and “will” and similar expressions identify forward-looking statements. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Certain factors that could cause actual results or events to differ materially from current expectations are discussed in the “Outlook“ section above. Additional factors are discussed in the “Risk Factors” section of our 2012 annual report and in materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statement will materialize. Our outlook is provided for the purpose of providing information about current expectations for 2013. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements, which reflect our expectations only as of the date of this management’s discussion and analysis. Except as may be required by applicable law, we disclaim any obligation to update or revise any forward-looking statements.

APPENDIX A

NON-IFRS FINANCIAL MEASURES

We use non-IFRS financial measures as supplemental indicators of our operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies. The following table sets forth our non-IFRS financial measures, including an explanation of why we believe they are useful measures of our performance. Reconciliations for the most directly comparable IFRS measure are reflected in our management’s discussion and analysis.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Revenues from ongoing businesses	Revenues from reportable segments and Corporate & Other (which includes the Reuters News business), less eliminations.	Provides a measure of our ability to grow our ongoing businesses over the long term.	Revenues
Revenues at constant currency (before currency or revenues excluding the effects of foreign currency)
Revenues applying the same foreign currency exchange rates for the current and equivalent prior period. To calculate the foreign currency impact between periods, we convert the current and equivalent prior period’s local currency revenues using the same foreign currency exchange rate.

Provides a measure of underlying business trends, without distortion from the effect of foreign currency movements during the period.

Our reporting currency is the U.S. dollar. However, we conduct a significant amount of our activities in currencies other than the U.S. dollar. We manage our operating segments on a constant currency basis, and we manage currency exchange risk at the corporate level.
Revenues
Underlying operating profit and underlying operating profit margin	Operating profit from reportable segments and Corporate & Other. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a basis to evaluate operating profitability and performance trends, excluding the impact of items which distort the performance of our operations.	Operating profit
Adjusted EBITDA and adjusted EBITDA margin	Underlying operating profit excluding the related depreciation and amortization of computer software. The related margin is expressed as a percentage of revenues from ongoing businesses.	Provides a measure commonly reported and widely used by investors as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric.	Earnings from continuing operations
Adjusted EBITDA less capital expenditures and adjusted EBITDA less capital expenditures margin	Adjusted EBITDA less capital expenditures, less proceeds from disposals (excluding Other Businesses). The related margin is expressed as a percentage of revenues from ongoing businesses.
Provides a basis for evaluating the operating profitability and capital intensity of a business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.
Earnings from continuing operations

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Adjusted earnings and adjusted earnings per share
Earnings attributable to common shareholders and per share excluding:

•    the pre-tax impacts of amortization of other identifiable intangible assets;

•    the post-tax impacts of fair value adjustments, other operating gains and losses, certain impairment charges, the results of Other Businesses, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares; and
		Provides a more comparable basis to analyze earnings and is also a measure commonly used by shareholders to measure our performance.	Earnings attributable to common shareholders and earnings per share attributable to common shareholders

•    amortization of the tax charges associated with the consolidation of ownership and management of technology and content assets. For the non-IFRS measure, the majority of the charges are amortized over seven years, the period over which the tax is expected to be paid.
We believe this treatment more accurately reflects our tax position because the tax liability is associated with ongoing tax implications from the consolidation of these assets.

This measure is calculated using diluted weighted- average shares.

In interim periods, we also adjust our reported earnings and earnings per share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to adjusted pre-tax earnings of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period’s pre-tax income.

Because the geographical mix of pre-tax profits and losses in interim periods distorts the reported effective tax rate within an interim period, we believe that using the expected full-year effective tax rate provides more comparability among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year tax expense or on cash taxes paid.

Non-IFRS Financial Measure	How We Define It	Why We Use It and Why It Is Useful to Investors	Most Directly Comparable IFRS Measure/Reconciliation
Net debt
Total indebtedness, including the associated fair value of hedging instruments on our debt, but excluding unamortized transaction costs and premiums or discounts associated with our debt, less cash and cash equivalents.

Provides a commonly used measure of a company’s leverage.

Given that we hedge some of our debt to reduce risk, we include hedging instruments as we believe it provides a better measure of the total obligation associated with our outstanding debt. However, because we intend to hold our debt and related hedges to maturity, we do not consider certain components of the associated fair value of hedges in our measurements. We reduce gross indebtedness by cash and cash equivalents.
Total debt (current indebtedness plus long-term indebtedness)
Free cash flow	Net cash provided by operating activities and other investing activities, less capital expenditures and dividends paid on our preference shares.	Helps assess our ability, over the long term, to create value for our shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.	Net cash provided by operating activities
Free cash flow from ongoing businesses	Free cash flow excluding businesses that have been or are expected to be exited through sale or closure, which we refer to as “Other Businesses”.
Provides a supplemental measure of our ability, over the long term, to create value for our shareholders because it represents free cash flow generated by our operations excluding businesses that have been or are expected to be exited through sale or closure.
Net cash provided by operating activities

APPENDIX B

This appendix provides reconciliations that are not presented elsewhere in this management’s discussion and analysis for certain non-IFRS measures to the most directly comparable IFRS measure, for the three and six months ended June 30, 2013 and 2012.

RECONCILIATION OF EARNINGS FROM CONTINUING OPERATIONS TO ADJUSTED EBITDA AND ADJUSTED EBITDA LESS CAPITAL EXPENDITURES

	Three months ended June 30,				Six months ended June 30,
(millions of U.S. dollars)	2013	2012	Change		2013	2012	Change
Earnings from continuing operations	256	916	(72%)		239	1,224	(80%)
Adjustments to remove:
Tax expense	209	270			456	230
Other finance costs (income)	17	16			72	(14)
Net interest expense	124	107			239	236
Amortization of other identifiable intangible assets	157	149			317	301
Amortization of computer software	188	165			376	337
Depreciation	101	108			208	217
EBITDA	1,052	1,731			1,907	2,531
Adjustments to remove:
Share of post tax earnings in equity method investments	(9)	(12)			(19)	(15)
Other operating gains, net	(136)	(798)			(130)	(820)
Fair value adjustments	(29)	(43)			(91)	(13)
EBITDA from Other Businesses(1)	(20)	(42)			(52)	(75)
Adjusted EBITDA	858	836	3%		1,615	1,608	-
Remove: Capital expenditures, less proceeds from disposals (excluding Other Businesses(1))	188	201			538	473
Adjusted EBITDA less capital expenditures	670	635	6%		1,077	1,135	(5%)
Adjusted EBITDA margin	27.6%	27.2%	40	bp	26.0%	26.2%	(20	)bp
Adjusted EBITDA less capital expenditures margin	21.6%	20.7%	90	bp	17.4%	18.5%	(110	)bp

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT

	Three months ended June 30, 2013			Three months ended June 30, 2012
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	260	160	420	273	148	421
Legal	255	71	326	251	68	319
Tax & Accounting	57	30	87	51	28	79
Intellectual Property & Science	59	20	79	59	16	75
Corporate & Other (includes Reuters News(2)	(62)	8	(54)	(67)	9	(58)
Total	569	289	858	567	269	836

** excludes Other Businesses(1)

RECONCILIATION OF UNDERLYING OPERATING PROFIT TO ADJUSTED EBITDA BY SEGMENT (CONTINUED)

	Six months ended June 30, 2013			Six months ended June 30, 2012
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	460	320	780	543	301	844
Legal	456	146	602	452	137	589
Tax & Accounting	126	59	185	114	56	170
Intellectual Property & Science	110	39	149	114	33	147
Corporate & Other (includes Reuters News)(2)	(121)	20	(101)	(159)	17	(142)
Total	1,031	584	1,615	1,064	544	1,608

** excludes Other Businesses(1)

(1)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Corporate Services (provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013).

	Three months ended June 30,		Six months ended June 30,
(millions of U.S. dollars)	2013	2012	2013	2012
Revenues	55	198	133	441

Operating profit	20	38	52	65
Depreciation and amortization of computer software	-	4	-	10
EBITDA	20	42	52	75
Capital expenditures, less proceeds from disposals	-	6	-	14

(2)	Corporate & Other includes the Reuters News business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX C

SUPPLEMENTAL FINANCIAL INFORMATION

Effective January 1, 2013, we adopted amendments to IAS 19, Employee Benefits, and IFRS 11, Joint Arrangements. Additionally, certain businesses, most notably our Corporate Services business, were reclassified from ongoing businesses to Other Businesses, and the Financial & Risk segment was realigned to classify certain products according to how they are currently managed. This appendix presents our restated consolidated income statement, segment information and reconciliations to non-IFRS measures for the years ended December 31, 2012 and 2011.

See note 2 of our interim financial statements for the three and six months ended June 30, 2013 and note 3 of our 2012 annual financial statements for information regarding changes in accounting policies.

Consolidated Income Statement
(unaudited)
	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011
Revenues	13,132	13,650
Operating expenses	(9,710)	(9,927)
Depreciation	(425)	(434)
Amortization of computer software	(691)	(649)
Amortization of other identifiable intangible assets	(619)	(612)
Goodwill impairment	-	(3,010)
Other operating gains, net	883	204
Operating profit (loss)	2,570	(778)
Finance costs, net:
Net interest expense	(453)	(448)
Other finance income (costs)	40	(15)
Income (loss) before tax and equity method investments	2,157	(1,241)
Share of post-tax earnings and impairment in equity method investments	9	55
Tax expense	(126)	(271)
Earnings (loss) from continuing operations	2,040	(1,457)
Earnings from discontinued operations, net of tax	2	4
Net earnings (loss)	2,042	(1,453)
Earnings (loss) attributable to:
Common shareholders	1,989	(1,451)
Non-controlling interests	53	(2)

Earnings (loss) per share:
Basic earnings (loss) per share:
From continuing operations	$2.40	$(1.75)
From discontinued operations	-	0.01
Basic earnings (loss) per share	$2.40	$(1.74)

Diluted earnings (loss) per share
From continuing operations	$2.39	$(1.75)
From discontinued operations	-	0.01
Diluted earnings (loss) per share	$2.39	$(1.74)

Business segment information
	Year ended December 31,		Percentage change:
(millions of U.S. dollars)	2012	2011	Existing businesses	Acquired businesses	Constant currency	Foreign currency	Total
Revenues
Trading	2,645	2,784	(2%)	-	(2%)	(3%)	(5%)
Investors	2,168	2,211	(1%)	-	(1%)	(1%)	(2%)
Marketplaces	1,770	1,739	(2%)	5%	3%	(1%)	2%
Governance Risk & Compliance	219	154	17%	26%	43%	(1%)	42%
Financial & Risk	6,802	6,888	(1%)	2%	1%	(2%)	(1%)
Legal	3,266	3,195	1%	2%	3%	(1%)	2%
Tax & Accounting	1,161	1,009	4%	12%	16%	(1%)	15%
Intellectual Property & Science	894	852	3%	3%	6%	(1%)	5%
Reportable segments	12,123	11,944	-	3%	3%	(2%)	1%
Corporate & Other (includes Reuters News)(2)	331	336	1%	-	1%	(2%)	(1%)
Eliminations	(11)	(13)	-	-	-	-	-
Revenues from ongoing businesses	12,443	12,267	-	3%	3%	(2%)	1%
Other Businesses(1)	689	1,383	n/m	n/m	n/m	n/m	n/m
Consolidated revenues	13,132	13,650	n/m	n/m	n/m	n/m	(4%)

Operating profit (loss)			Margin
Segment operating profit			2012	2011
Financial & Risk	1,082	1,245	15.9%	18.1%
Legal	967	945	29.6%	29.6%
Tax & Accounting	238	215	20.5%	21.3%
Intellectual Property & Science	235	237	26.3%	27.8%
Reportable segments	2,522	2,642	20.8%	22.1%
Corporate & Other (includes Reuters News)(2)	(317)	(301)	-	-
Underlying operating profit	2,205	2,341	17.7%	19.1%
Other Businesses(1)	137	365
Integration programs expenses	-	(215)
Fair value adjustments	(36)	149
Amortization of other identifiable intangible assets	(619)	(612)
Goodwill impairment	-	(3,010)
Other operating gains, net	883	204
Consolidated operating profit (loss)	2,570	(778)

Reconciliation of operating profit (loss) to underlying operating profit and adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Operating profit (loss)	2,570	(778)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Amortization of other identifiable intangible assets	619	612
Integration programs expenses	-	215
Fair value adjustments	36	(149)
Other operating gains, net	(883)	(204)
Operating profit from Other Businesses (1)	(137)	(365)
Underlying operating profit	2,205	2,341	(6%)
Adjustments:
Add: Integration programs expenses	-	(215)
Remove: Depreciation and amortization of computer software (excluding Other Businesses (1))	1,105	1,023
Adjusted EBITDA	3,310	3,149	5%

Underlying operating profit margin	17.7%	19.1%	(140	)bp
Adjusted EBITDA margin	26.6%	25.7%	90	bp

Reconciliation of earnings (loss) attributable to common shareholders to adjusted earnings

	Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2012	2011	Change
Earnings (loss) attributable to common shareholders	1,989	(1,451)	n/m
Adjustments to remove:
Goodwill impairment	-	3,010
Goodwill impairment attributable to non-controlling interests	-	(40)
Operating profit from Other Businesses (1)	(137)	(365)
Fair value adjustments	36	(149)
Other operating gains, net	(883)	(204)
Other finance (income) costs	(40)	15
Share of post-tax earnings and impairment in equity method investments	(9)	(55)
Tax on above items	251	193
Discrete tax items	(254)	(105)
Amortization of other identifiable intangible assets	619	612
Discontinued operations	(2)	(4)
Dividends declared on preference shares	(3)	(3)
Adjusted earnings	1,567	1,454	8%
Adjusted earnings per share	$1.89	$1.74	9%
Diluted weighted-average common shares (millions)	829.6	835.8

Reconciliation of earnings (loss) from continuing operations to adjusted EBITDA

	Year ended December 31,
(millions of U.S. dollars)	2012	2011	Change
Earnings (loss) from continuing operations	2,040	(1,457)	n/m
Adjustments to remove:
Tax expense	126	271
Other finance (income) costs	(40)	15
Net interest expense	453	448
Amortization of other identifiable intangible assets	619	612
Amortization of computer software	691	649
Depreciation	425	434
EBITDA	4,314	972
Adjustments to remove:
Share of post-tax earnings and impairment in equity method investments	(9)	(55)
Other operating gains, net	(883)	(204)
Goodwill impairment	-	3,010
Fair value adjustments	36	(149)
EBITDA from Other Businesses (1)	(148)	(425)
Adjusted EBITDA	3,310	3,149	5%
Adjusted EBITDA margin	26.6%	25.7%	90	bp

Reconciliation of underlying operating profit to adjusted EBITDA by business segment

	Year ended December 31, 2012			Year ended December 31, 2011
(millions of U.S. dollars)	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA	Underlying Operating profit	Add: Depreciation and amortization of computer software **	Adjusted EBITDA
Financial & Risk	1,082	609	1,691	1,245	558	1,803
Legal	967	279	1,246	945	268	1,213
Tax & Accounting	238	114	352	215	95	310
Intellectual Property & Science	235	68	303	237	59	296
Corporate & Other (includes Reuters News) (2)	(317)	35	(282)	(301)	43	(258)
Integration programs expenses	na	na	na	na	na	(215)
Total	2,205	1,105	3,310	2,341	1,023	3,149

** excludes Other Businesses(1)

(1)	Other Businesses are businesses that have been or are expected to be exited through sale or closure that did not qualify for discontinued operations classification. Significant businesses in this category include: BARBRI (legal education provider, sold in the second quarter of 2011); Trade and Risk Management (trade and risk management solutions provider to financial institutions, sold in the first quarter of 2012); Healthcare (data analytics and performance benchmarking solutions provider, sold in the second quarter of 2012); Property Tax Consulting (property tax outsourcing and compliance services provider in the U.S., sold in the fourth quarter of 2012); and Corporate Services (provider of tools and solutions that help companies communicate with investors and media, sold in the second quarter of 2013).

	Year ended December 31,
(millions of U.S. dollars)	2012	2011
Revenues	689	1,383

Operating profit	137	365
Depreciation and amortization of computer software	11	60
EBITDA	148	425

(2)	Corporate & Other includes the Reuters News business and expenses for corporate functions and certain share-based compensation costs.

APPENDIX D

QUARTERLY INFORMATION (UNAUDITED)

The following table presents a summary of our consolidated operating results for the eight most recent quarters.

	Quarter ended March 31,		Quarter ended June 30,		Quarter ended September 30,		Quarter ended December 31,
(millions of U.S. dollars, except per share amounts)	2013	2012	2013	2012(1)	2012(1)	2011(1)	2012(1)	2011(1)
Revenues	3,175	3,315	3,163	3,272	3,181	3,413	3,364	3,539
Operating profit (loss)	390	364	597	1,297	372	638	537	(2,609)
(Loss) earnings from continuing operations	(17)	308	256	916	451	366	365	(2,619)
(Loss) earnings from discontinued operations, net of tax	-	(2)	6	(1)	2	-	3	2
Net (loss) earnings	(17)	306	262	915	453	366	368	(2,617)
(Loss) earnings attributable to common shares	(31)	294	248	902	441	354	352	(2,587)

Dividends declared on preference shares	(1)	(1)	(1)	(1)	-	-	(1)	(1)

Basic (loss) earnings per share
From continuing operations	$(0.04)	$0.35	$0.29	$1.09	$0.53	$0.42	$0.41	$(3.12)
From discontinued operations	-	-	0.01	-	-	-	0.01	-
	$(0.04)	$0.35	$0.30	$1.09	$0.53	$0.42	$0.42	$(3.12)
Diluted (loss) earnings per share
From continuing operations	$(0.04)	$0.35	$0.29	$1.08	$0.53	$0.42	$0.41	$(3.12)
From discontinued operations	-	-	0.01	-	-	-	0.01	-
	$(0.04)	$0.35	$0.30	$1.08	$0.53	$0.42	$0.42	$(3.12)

(1)	Amounts restated to reflect retrospective application of amendments to IAS 19, Employee Benefits, and the adoption of IFRS 11, Joint Arrangements. See note 2 of our interim financial statements for the three and six months ended June 30, 2013 and note 3 of our 2012 annual financial statements for information regarding changes in accounting policies.

Our revenues and operating profits on a consolidated basis do not tend to be significantly impacted by seasonality as we record a large portion of our revenues ratably over a contract term and our costs (other than expenses associated with the Reuters integration program that commenced in 2008 and was completed in 2011) are generally incurred evenly throughout the year. However, our non-recurring revenues can cause changes in our performance from quarter to consecutive quarter. Additionally, the release of certain print-based offerings can be seasonal as can certain product releases for the regulatory markets, which tend to be concentrated at the end of the year. As a consequence, the results of certain of our segments can be impacted by seasonality to a greater extent than our consolidated revenues and operating profits. Our results also reflect the savings benefits realized from the Reuters integration.

Revenues declined in each of the trailing four quarters compared to the respective prior-year periods, primarily reflecting the impact of divestitures. Revenue performance over these periods also reflected challenges in our Financial & Risk segment, including an overall difficult economic environment. This dynamic was partially offset by growth in our Legal, Tax & Accounting and Intellectual Property & Science segments. Acquisitions contributed to revenue changes. Foreign currency had a negative impact on revenues in the first and second quarters of 2013, the third quarter of 2012 and no impact in the fourth quarter of 2012. The second quarter of 2013 included a gain of $140 million from the sale of our Corporate Services business, which was offset by tax expense of $161 million associated with the consolidation of the ownership and management of our technology and content assets. The net loss in the first quarter of 2013 was due to higher tax expense of $235 million associated with the consolidation of the ownership and management of our technology and content assets. Operating profit in the second quarter of 2012 included gains on sales of businesses of $789 million, primarily from the sale of our Healthcare business. Operating profit declined in the third quarter of 2012 compared to 2011 due to divestitures and lower fair value adjustments. Our results for the fourth quarter of 2011 included a $3.0 billion non-cash goodwill impairment charge related to our financial businesses. Results for 2011 reflected integration program expenses associated with our acquisition of Reuters in 2008. These initiatives were completed in the fourth quarter of 2011.